Jeffrey P. Schultz | 212 692 6732 | jschultz@mintz.com	One Financial Center Boston, MA 02111 617-542-6000 617-542-2241 fax www.mintz.com

December 22, 2014

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: William Mastrianna

Re:	Vringo, Inc.

Form 10-K for Fiscal Year Ended December 31, 2013

Filed March 10, 2014

Form 10-Q for Fiscal Quarter Ended September 30, 2014

Filed November 4, 2014

File No. 001-34785

Ladies and Gentlemen:

On behalf of Vringo, Inc. (the “Company”), we are hereby filing with the Securities and Exchange Commission (the “Commission”) this letter in response to comments contained in the letter dated December 19, 2014 from Larry Spirgel of the Staff (the “Staff”) of the Commission to Anastasia Nyrkovskaya, the Company’s Chief Financial Officer. The Company has begun the process necessary to furnish the Staff with a response to its comment, but because of absences of certain individuals due to the holidays, the Company requires additional time to coordinate the needed input of various individuals, including members of the Company’s audit committee, senior management, and certain other employees, to finalize its response.

The Comment Letter requests that the Company respond to the comment within 10 business days (January 7, 2015) or tell the Staff the date by when the Company will provide its response. Based on a telephone conversation that we had with William Mastrianna on December 19, 2014, we hereby respectfully request on behalf of the Company an extension for the Company’s response of one week, or until January 14, 2015. Of course, if you have any questions regarding this letter, kindly contact the undersigned at (212) 692-6732. We appreciate the Staff’s consideration of this request.

Very truly yours,

/s/ Jeffrey Schultz

Jeffrey P. Schultz

cc:	Securities and Exchange Commission

Larry Spirgel

Vringo, Inc.

Anastasia Nyrkovskaya, Chief Financial Officer

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Kenneth Koch, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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